UBS Puerto Rico Family of Funds

250 Muñoz Rivera Avenue

San Juan, Puerto Rico 00918

December 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act.

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange, notice is hereby provided that the UBS Puerto Rico Family of Funds has made disclosure pursuant to such provisions in its Semi-Annual Report on Form N-CSR for the fiscal year ended September 30, 2024, which was filed with the U.S. Securities and Exchange Commission on December 5, 2024.

Very truly yours,

UBS Puerto Rico Family of Funds

By:
Name:	William Rivera
Title:	Treasurer